Exhibit 99.3

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2023 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

	All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	62,968	67,700	54,368	245,879	214,391
2	Cost of revenues	26,971	27,607	25,625	106,536	100,551
3	Gross profit (1 - 2)	35,997	40,093	28,743	139,343	113,840
4	Selling, general and administrative expenses	17,992	17,981	15,674	68,026	62,081
5	Research and development expenses	5,366	4,821	4,326	19,381	17,482
6	Impairment of non-current assets	540	134	7,515	699	7,562
7	Other (income)/expense, net	(281)	732	(291)	(5,907)	(2,761)
	Total operating expenses	23,617	23,668	27,224	82,199	84,364
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	12,380	16,425	1,519	57,144	29,476
	Finance income	1,153	279	1,175	4,281	3,077
	Finance expense	(354)	(418)	(316)	(1,428)	(958)
9	Finance (expense)/income, net	799	(139)	859	2,853	2,119
10	Share of profit of equity accounted investees, net of tax	76	60	105	370	703
11	Profit before tax (8 + 9 + 10)	13,255	16,346	2,483	60,367	32,298
12	Tax expense, net	3,663	3,875	1,608	15,300	8,730
13	Profit for the period/year (11 -12)	9,592	12,471	875	45,067	23,568
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	57.74	75.09	5.28	271.43	142.08
	Diluted earnings per share of Rs.5/- each	57.62	74.95	5.26	270.85	141.69
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information				All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,261	10,142	9,256	36,646	36,995
	b) Global Generics	54,257	59,241	46,118	213,768	179,170
	c) Others	924	701	693	3,042	4,481
	Total	65,442	70,084	56,067	253,456	220,646
	Less: Inter-segment revenues	2,474	2,384	1,699	7,577	6,255
	Net revenues	62,968	67,700	54,368	245,879	214,391

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,963	1,409	1,387	4,715	6,821
	b) Global Generics	33,498	38,255	26,830	132,719	103,270
	c) Others	536	429	526	1,909	3,749
	Total	35,997	40,093	28,743	139,343	113,840
	Less: Selling and other un-allocable expenditure, net of other income	22,742	23,747	26,260	78,976	81,542
	Total profit before tax	13,255	16,346	2,483	60,367	32,298

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

 Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB) and are reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 10 May 2023. The Independent Auditors have issued an unqualified report thereon.

2	Revenues for the year ended 31 March 2023 includes :
a) Rs. 2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited for the quarter ended 31 March 2023;
b) Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;
c) Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.
The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

3	During the quarter and year ended 31 March 2023, an amount of Rs. 305 million and Rs. 3,111 million respectively, representing government grants has been accounted for as a reduction from cost of revenues.

4	During the quarter ended 31 March 2023, Company considered a total impairment of Rs. 540 million towards:
a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs. 375 million ( Goodwill- Rs. 272 million and Other intangibles- Rs. 103 million). The said impairment charge pertains to the Company’s Global Generics segment.
b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 165 million as impairment charge during the quarter ended 31 March 2023.

5	Included in “Other income/(expense), net” for the year ended 31 March 2023, is an amount of Rs. 991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

6	On 23 June 2022, the Company entered into a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million) on the date of the settlement as ‘Other income, net’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

7	Revenues for the quarter and year ended 31 March 2022 includes:
a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;
b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;
c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYBTM (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.
The aforesaid transactions pertain to Company’s Global Generics Segment.

8	During the year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:
a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;
b) Rs. 3,051 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

9	The Company has been in litigation with Teva, principally over claims relating to the manufacturing of the commercial batches for VeraRing. Both the parties had claimed damages and all other remedies available under the law for the breach of the supply agreement entered between the parties. During the quarter ended 31 March 2023, the company had entered into a Settlement Agreement pursuant to which, all claims between the parties have been dismissed with prejudice and without any admission of liability by any of the parties.

10	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

11	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense, net” for the quarter and year ended 31 March 2023.

12	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

13	During the quarter and year ended 31 March 2022, pursuant to a change in the U.S. Income tax regulations relating to the timing of recognition of certain sales based accruals, the Company recognised current tax liability of Rs. 4,602 million with a corresponding increase in the deferred tax asset.

14	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

15	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’). Consequently, Dr. Reddy's Holding Limited has been merged with the company.

16	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at	As at
Particulars	31.03.2023	31.03.2022
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	5,779	14,852
Other investments	56,018	29,513
Trade and other receivables	72,485	66,764
Inventories	48,670	50,884
Derivative financial instruments	1,232	1,906
Tax assets	2,687	4,035
Other current assets	20,069	13,902
Total current assets	206,940	181,856
Non-current assets
Property, plant and equipment	66,462	62,169
Goodwill	4,245	4,418
Other intangible assets	30,849	27,246
Trade and other receivables	-	54
Investment in equity accounted investees	4,702	4,318
Other investments	660	3,668
Deferred tax assets	7,196	8,204
Other non-current assets	800	894
Total non-current assets	114,914	110,971
Total assets	321,854	292,827

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	26,444	25,572
Short-term borrowings	7,390	27,082
Long-term borrowings, current portion	4,804	1,017
Provisions	5,454	4,258
Tax liabilities	2,144	1,615
Derivative financial instruments	137	479
Other current liabilities	39,472	33,992
Total current liabilities	85,845	94,015
Non-current liabilities
Long-term borrowings	1,278	5,746
Deferred tax liabilities	833	60
Provisions	59	57
Other non-current liabilities	2,848	2,422
Total non-current liabilities	5,018	8,285
Total liabilities	90,863	102,300
Equity
Share capital	833	832
Treasury shares	(1,269)	(1,601)
Share premium	9,688	9,280
Share based payment reserve	1,652	1,628
Capital redemption reserve	173	173
Debenture redemption reserve	380	304
Special economic zone re-investment reserve	886	755
Retained earnings	215,593	175,712
Other components of equity	3,055	3,444
Total equity	230,991	190,527
Total liabilities and equity	321,854	292,827

17	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Year ended
Particulars	31.03.2023	31.03.2022
	(Audited)	(Audited)
Cash flows from/(used in) operating activities :
Profit for the period	45,067	23,568
Adjustments for:
Tax expense/(benefit), net	15,300	8,730
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(876)	(277)
Depreciation and amortization	12,636	11,824
Impairment of non-current assets	699	7,562
Allowance for credit losses (on trade receivables and other advances)	205	55
Loss/(gain) on sale or de-recognition of non-current assets, net	208	(1,119)
Share of profit of equity accounted investees	(370)	(703)
Foreign exchange (gain)/loss, net	(939)	(766)
Interest (income)/expense, net	248	(7)
Inventories write-down	4,869	4,584
Equity settled share-based payment expense	397	592
Dividend income	- *	- *
Changes in operating assets and liabilities:
Trade and other receivables	(5,752)	(17,012)
Inventories	(2,654)	(9,912)
Trade and other payables	23	4,412
Other assets and other liabilities, net	528	4,014
Cash generated from operations	69,589	35,545
Income tax paid, net	(10,714)	(7,437)
Net cash generated from operating activities	58,875	28,108

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(11,323)	(14,660)
Proceeds from sale of property, plant and equipment	82	370
Expenditures on other intangible assets	(7,543)	(4,389)
Proceeds from sale of other intangible assets	-	2,946
Payment for acquisition of business, net of cash acquired(1)	-	(326)
Purchase of other investments	(136,171)	(88,972)
Proceeds from sale of other investments	112,805	77,771
Interest and dividend received	777	873
Net cash used in investing activities	(41,373)	(26,387)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	157	334
Proceeds from sale of treasury shares	211	-
(Repayment of)/Proceeds from short-term loans and borrowings, net	(19,382)	3,520
Payment of principal portion of lease liabilities	(1,015)	(785)
Dividend paid	(4,979)	(4,146)
Interest paid	(1,853)	(1,345)
Net cash used in financing activities	(26,861)	(2,422)

Net (decrease)/increase in cash and cash equivalents	(9,359)	(700)
Effect of exchange rate changes on cash and cash equivalents	286	733
Cash and cash equivalents at the beginning of the period(2)	14,852	14,820
Cash and cash equivalents at the end of the period	5,779	14,852

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Cash and cash equivalents acquired under business combination Rs. Nil and Rs. 11 million for the periods ended 31 March 2023 and 31 March 2022, respectively.

(2)Adjusted for bank-overdraft of Rs. Nil and Rs. 9 million for the periods ended 31 March 2023 and 31 March 2022, respectively.

18	The Board of Directors, at their meeting held on 10 May 2023, have recommended a final dividend of Rs.40 per share subject to approval of shareholders.

19	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 10 May 2023	Co-Chairman & Managing Director